# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROS Holdings, Inc., CIK 0001392972
CUSIP: 74346Y103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3200 Kirby Dr., Suite 600, Houston, Texas (TX), 77098
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001392972-24-000017
Filed by CIK 0001404756

## Reporting persons
- Ronald F. Woestemeyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,598,300; shared voting power 0; sole dispositive power 2,598,300; shared dispositive power 0; aggregate amount beneficially owned 2,598,300 (5.5% of the class)

## Item 1. Issuer
Name of issuer: PROS Holdings, Inc.
Address of issuer's principal executive offices: 3200 Kirby Dr., Suite 600, Houston, TX, 77098

## Item 2. Person Filing
Name of person filing: Mariette M. Woestemeyer
Address of principal business office or, if none, residence: 3331 Damico St., Unit 901, Houston, TX 77019
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Aggregate 2,598,300 shares. The aggregate amount includes: (i) 419,351 shares held in RMW 2007 ILIT LLC; (ii) 627,180 shares held in RMW 2009 Gift Trust LLC; (iii) 226,522 shares held in RMW 2012 Dynasty Trust LLC; (iv) 231,080 shares in the RMW 2012 Legacy Trust LLC; (v) 490,619 shares in the RMW-M 2007 Trust LLC; and (vi) 603,548 shares held in RMW-R 2007 Trust LLC. The names assigned to these beneficially owned accounts may be different than the names appearing on the face of the original stock certificates. Certain of the originally-named accounts have been combined (inwhole or in part), and/or converted to trust LLCs, but the tax numbers assigned to each current listed account have remained the same since issuance of the original stock certificates.
Percent of class: 5.5
Sole power to vote or to direct the vote: 2,598,300
Shared power to vote or to direct the vote: 2,598,300
Sole power to dispose or to direct the disposition: 2,598,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Ronald F. Woestemeyer: Christopher C. Chaffin, Christopher C. Chaffin (attorney-in fact for Ron F. Woestemeyer) (02/04/2025)